Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

CARDERO RESOURCE CORP. (the “Company”)
Suite 1901-1177 West Hastings Street
Vancouver, BC V6E 2K3

Item 2 Date of Material Change

November 16, 2004

Item 3 News Release

The news release was disseminated on November 16, 2004 to the TSX Venture Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia and Alberta Securities Commissions.

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announces the appointment of new Vice President – Exploration and the granting of stock options to officers, employees and consultants.

Item 5 Full Description of Material Change

Cardero Resource Corp. (“Cardero” or the “Company”) is pleased to announce that Mark Cruise has joined the Company as Vice President–Exploration.  Educated in Ireland, Mark has a B.A. (Mod.) and a Ph.D. Geology from Trinity College, Dublin.

For the past eight years, Mark was employed by Anglo American plc in grassroots- and mine-site settings.  As a member of Anglo's Lisheen Mine feasibility/technical team in Ireland, he planned and supervised the project-definition and geotechnical drilling programs before going on to initiate district- and country-wide base-metal exploration. In 2001, Mark joined Anglo's Vancouver office, where he held the position of Senior Geologist Copper/Zinc and was responsible for the company's copper and zinc portfolio, including project generation and implementation in Canada, USA, and Mexico.

Most recently Mark was project manager for Anglo’s Baja California Norte - IOCG Belt project, designing and implementing the regional exploration program which has resulted in the definition of the high priority San Fernando and Amargosa targets.

Cardero further announces that it has, pursuant to its Incentive Stock Option Plan, granted to certain officers, employees and consultants of the Company, options to purchase an aggregate of 350,000 common shares of the Company.  The options are exercisable on or before November 16, 2006 at a price of $3.25 per share.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Marla K. Ritchie, Corporate Secretary

Phone:  604-408-7488

Item 9 Date of Report

November 16, 2004